UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)
EMULEX CORPORATION
(Name of Subject Company)
EMULEX CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
292475209
(CUSIP Number of Class of Securities)
Randall G. Wick
Senior Vice President, General Counsel
3333 Susan Street
Costa Mesa, California 92626
(714) 662-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Jonathan K. Layne	Michelle A. Hodges
Gibson, Dunn & Crutcher LLP	Gibson, Dunn & Crutcher LLP
2029 Century Park East	3161 Michelson Drive, Suite 1200
Los Angeles, California 90067	Irvine, California 92612
(310) 552-8500	(949) 451-3800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation
Item 6. Interest in Securities of the Subject Company
Item 8. Additional Information
Item 9. Exhibits
SIGNATURES
EX-(A)(10)
EX-(A)(11)
EX-(A)(12)
EX-(a).(13)

          This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2009 (as amended and supplemented from time to time, the “Statement”) by Emulex Corporation, a Delaware corporation (the “Company”), relating to the unsolicited tender offer by Fiji Acquisition Corporation, a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Broadcom Corporation, a California corporation (“Broadcom”), to acquire all of the issued and outstanding common stock, par value $0.10 per share, of the Company, including the associated preferred stock purchase rights, in exchange for $9.25 net per share in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 5, 2009 (with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.
Item 4. The Solicitation or Recommendation.
          Item 4 of the Statement is hereby amended and supplemented by adding the following paragraph after the eighteenth paragraph in the Section of the Statement entitled “Background of the Offer”:
     “On June 4, 2009, Broadcom and Purchaser announced that they had extended the expiration date of the Offer until 11:59 p.m., New York City time, on June 17, 2009, unless further extended, and that as of 6:00 p.m., New York City time, on June 3, 2009, less than 3 percent of the Shares had been tendered and not withdrawn from the Offer.”
          Item 4 of the Statement is hereby amended and supplemented by adding the following paragraphs after the last paragraph in the Section of the Statement entitled “Background of the Offer”:
     “On June 12, 2009, the Company filed an amendment to its lawsuit against Broadcom and Purchaser in the United States District Court for the Central District, Southern Division. The substance of the first amended complaint is described under the heading “Litigation Filed by the Company Against Broadcom.”
     On June 15, 2009, the Company filed its definitive Consent Revocation Statement on Schedule 14A in connection with Broadcom’s consent solicitation and issued a press release in connection therewith.”
Item 6. Interest in Securities of the Subject Company.
          Item 6 of the Statement is hereby amended and restated in its entirety as follows:
     “Except as set forth below, no transactions in Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the Company’s knowledge after reasonable inquiry and a review of Form 4 filings, by any executive officer, director, or affiliate of the Company:
•	On May 18, 2009, Bruce Edwards received a restricted stock award of 7,000 Shares granted under the Emulex Corporation 1997 Stock Award Plan for Non-Employee Directors.

•	On June 2, 2009, the Company withheld 12,870 Shares from Jeffrey W. Benck to satisfy the tax withholding obligations upon the vesting of a restricted stock award previously granted.”
Item 8. Additional Information.
          Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the first paragraph under the heading “Litigation Filed by the Company Against Broadcom” in the Section of the Statement entitled “Litigation”:

     “On June 12, 2009, the Company filed its First Amended Complaint for Violations of Securities Laws, raising additional violations of 15 U.S.C. § 78n(a) and 15 U.S.C. § 78n(e) in support of its claims for declaratory and injunctive relief.”
          Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the second paragraph under the heading “Litigation Filed by the Company Against Broadcom” in the Section of the Statement entitled “Litigation”:
     “On June 8, 2009, Broadcom filed a Notice of Removal to remove this lawsuit to federal court.”
          Item 8 of the Statement is hereby amended and supplemented by restating the Section of the Statement entitled “Antitrust Laws” as follows:
     “Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer and the Second-Step Merger is subject to such requirements, however the waiting period under the HSR Act applicable to the purchase of Shares by Purchaser in connection with the Offer and the Second-Step Merger expired on May 22, 2009. It is a condition to the Offer that any applicable waiting periods have expired or been obtained, and any necessary or advisable consent, approval or clearance is received, under all antitrust laws prior to the expiration of the Offer. While the waiting period has expired under the HSR Act, the condition remains with respect to any other applicable waiting periods or consents, approvals or clearances under antitrust laws.”
Forward-Looking Statements
          Certain statements contained in this Statement may constitute “forward-looking statements.” The Company may also make forward-looking statements in other filings with the SEC, in materials delivered to stockholders and in press releases. In addition, the Company’s representatives may from time to time make oral forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.
          Actual future results could differ materially from those described in the forward-looking statements as a result of a variety of factors. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. In light of the uncertainty of the economy generally, and the technology and storage segments specifically, it is difficult to determine if past experience is a good guide to the future and makes it impossible to determine if markets will grow or shrink in the short term. Recent disruptions in world credit and equity markets and the resulting economic uncertainty for the Company’s customers and the storage networking market as a whole has resulted in a downturn in information technology spending that has and could continue to adversely affect the Company’s revenues and results of operations. Furthermore, Purchaser’s unsolicited Offer to acquire all of the Company’s outstanding Shares, the related consent solicitation of Broadcom and Purchaser and any related litigation has created additional uncertainty, which may have an adverse effect on the Company’s operations. As a result of this uncertainty, the Company is unable to predict with any accuracy what future results might be. Other factors affecting these forward-looking statements include, but are not limited to, the following: slower than expected growth of the storage networking market or the failure of the Company’s Original Equipment Manufacturer (OEM) customers to successfully incorporate the Company’s products into their systems; the Company’s dependence on a limited number of customers and the effects of the loss of, or decrease or delays in orders by, any such customers, or the failure of such customers to make payments; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of the Company’s or its OEM customers’ new or enhanced products; the variability in the level of the Company’s backlog and the variable and seasonal procurement patterns of the Company’s customers; impairment charges; the effects of terrorist activities, natural disasters and any resulting political or economic instability; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the effect of rapid migration of customers towards newer, lower cost product platforms; possible transitions from board or box level to application specific computer chip solutions for selected applications; a shift in unit product mix from higher-end to lower-end or mezzanine card products; a decrease in the average unit selling prices or an increase in the manufactured cost of the Company’s products; delays in product development; the Company’s reliance on third-party suppliers and subcontractors for components and assembly; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; the Company’s ability to attract and retain key technical personnel; the Company’s ability to benefit from its research and development activities; the Company’s dependence on international sales and internationally produced products; the effect of acquisitions; the effect of changes in tax rates or legislation; or changes in accounting standards; and the potential effects of global warming and any resulting regulatory changes on the Company’s business. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are discussed elsewhere in this Statement, in the Company’s other filings with the SEC or in materials incorporated therein by reference. Statements made in connection with the Offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Item 9. Exhibits.
          Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit
No.	Description
(a)(10)	Amended Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on June 12, 2009.

(a)(11)	Press Release, including letter to Company stockholders, issued by the Company on June 15, 2009.

(a)(12)	Letter to Company stockholders, dated June 15, 2009.

(a)(13)	Email to Company employees, dated June 15, 2009.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION

By: Name:	/s/ MICHAEL J. ROCKENBACH Michael J. Rockenbach
Title:	Executive Vice President and Chief Financial Officer

Dated: June 15, 2009